Michael K. Hair, P.C.
Attorney at Law
7407 E. Ironwood Court
Scottsdale, Arizona 85258
Telephone:  (480) 443-9657
Fax:  (480) 443-1908

March 4, 2009

SENT VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Stephen Krikorian
   Accounting Branch Chief

RE:          CYTTA Corp.
Form 8-K filed on February 23, 2009
Form 10-Q/A for the Quarterly Period Ended December 31, 2008
File No. 333-139699

Dear Mr. Krikorian:

On behalf of CYTTA Corp. (the “Company”), set forth below are the Company’s responses to the Staff’s comment letter dated February 25, 2009, with respect to the above-referenced reports of the Company. We have reproduced the Staff’s comment and have followed the comment with the Company’s response. References in this letter to “we,”“our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K filed February 23, 2009

Comment:

1.             It would appear that as a result of the advisement from your independent accountant, you are required to provide disclosure under paragraph (b) of Item 4.02 pursuant to Form 8-K.  As a result, you must amend your Form 8-K by filing the independent accountant’s letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in this Item 4.02 and, if not, stating the respects in which it does not agree.  This letter must be filed as an exhibit to the amended Form 8-K no later than two business days after your receipt of the letter.  We refer you to paragraph (c) of Item 4.02 pursuant to Form 8-K.

Response:

In response to the Staff's comment, the Form 8-K has been amended to include the independent account's letter requested.

Securities and Exchange Commission
Division of Corporation Finance
Re: CYTTA Corp.
March 4, 2009

Comment:

2.             Please amend your filing to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in your Form 8-K, as required by Item 4.02(b)(4) to the Form 8-K.

Response:

In response to the Staff's comment, the Form 8-K has been amended to include the disclosure requested.

Form 10-Q/A for the Quarterly Period Ended December 31, 2008

Comment:

3.             Your disclosure on page 15 indicates that “as of December 31, 2008…the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective.”  However, you also disclose on page 15 that your “Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and its internal controls and procedures are effective at providing [a] reasonable level of assurance.”  Please amend your filing to remedy this inconsistency.  Note that it would appear to the Staff that this inconsistency in the disclosure would lead to an ineffective conclusion on disclosure controls and procedures.

Response:

In response to the Staff's comment, Item 4T, Controls and Procedures, of the Form 10-Q/A has been amended in its entirety, as set forth below, to include the disclosure requested:

Item 4T.	Controls and Procedures.

Our management has responsibility for establishing and maintaining adequate internal control over financial reporting for us. Our management uses a framework for establishing these internal controls. This framework includes review of accounting detailed records on at least a quarterly basis by our senior officers and a third party service provider. This review process includes review of significant accounting records and source documents, such as general journal entry records, accounts payable records, and monthly bank statement reconciliations. Documentary records are kept of this review process.

Securities and Exchange Commission
Division of Corporation Finance
Re: CYTTA Corp.
March 4, 2009

The controls and procedures for our disclosure as well as our internal controls over financial reporting are processes designed by, or under the supervision of, the chief executive and chief financial officers, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2008, of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective to ensure that the information we are required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.  Specifically, the Company identified a material weakness due to a lack of sufficient personnel with appropriate knowledge of generally accepted accounting principles (“GAAP”) and, therefore, a lack of sufficient analysis and documentation of the proper application of GAAP to all Company transactions.  Company management plans to hire additional experienced personnel or a third party service provider to eliminate this material weakness, if substantial funding can be obtained in the future.  Notwithstanding, the existence of the material weakness described above, management believes that the consolidated financial statements in this Form 10-Q fairly present, in all material respects, the Company’s financial positions for the periods and dates presented.

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please direct any questions, requests for additional documentation or comments to the undersigned by telephone at (480) 443-9657, or by facsimile at (480) 443-1908.

Very truly yours,

Michael K. Hair, P.C.

By:	/s/ Michael K. Hair

Michael K. Hair, President

cc:	CYTTA Corp. Michael Moore, Moore & Associates, Chartered

Exhibit A

COMPANY ACKNOWLEDGMENT

In connection with responding to the Commission’s comment letter dated February 25, 2009, CYTTA Corp. (the “Company”) acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  March 4, 2009

CYTTA CORP.

By:	/s/ G. Richard Smith

G. Richard Smith President, Chief Executive Officer and Chief Financial Officer